

May 14, 2008

By facsimile to (212) 451-2222 and U.S. Mail

Mr. Glen M. Kassan
Chief Executive Officer
WHX Corporation
1133 Westchester Avenue
White Plains, NY 10604

Re: WHX Corporation
        Pre-effective Amendment 3 to Registration Statement on Form S-1
        Filed April 14, 2008
        File No. 333-146803
        Annual Report on Form 10-K for the fiscal year ended December 31, 2007
        File No. 1-02394

Dear Mr. Kassan:

        We reviewed the filings and have the comments below.

S-1/A3

Cautionary Note Regarding Forward-Looking Statements, page 30; Market Price of and Dividends on Our Common Stock, page 44

1.   It appears that WHX is a penny stock issuer and ineligible, therefore, to rely on the safe harbor for forward-looking statements. See section 27A(b)(1)(C) of the Securities Act and section 21E(b)(1)(C) of the Exchange Act. To avoid confusion on the applicability of the Private Litigation Reform Act of 1995, delete the references to the Securities Act and the Exchange Act on page 30. Alternatively, explain that WHX is ineligible to rely on the acts' safe harbor provisions because it is a penny stock issuer. Further, expand the disclosure in the risk factors section to discuss as a discrete risk factor WHX's status as a penny stock issuer and the disclosure in the plan of distribution section to summarize the penny stock rules.

Note 8 – Inventories, page F-35

2.   We have read your response to prior comment 2 regarding the LIFO liquidation issue. Your response and revised disclosures have not adequately addressed the points enumerated in our comment. Therefore, please revise your filing to provide all of the previously requested disclosures/representations in the inventory critical accounting policies and estimates section of MD&A. This information is needed for readers to understand your interim inventory accounting practices.

        If you cannot provide these presentations, please address the following:

> You respond that for 2007 it was not known whether or not the inventory that was liquidated would be restored by year end. However, such restoration appears to be a condition of applying the acceptable accounting treatment prescribed in the applicable AICPA Issues Paper for which you had earlier responded on December 21, 2007 that you were following, namely, treatment (x) described in paragraphs 8-8 through 8-14. As such, please explain to us how your accounting for deferring gains related to the LIFO liquidations throughout fiscal 2007 complies with GAAP, or provide us your consideration of SFAS 154 in correcting the financial statements. Should you conclude the past impacts on your financial statements were immaterial, please provide us your analysis of SAB Topic 1:M.

10-K

Item 1A. Risk Factors, page 6

3.   It appears that WHX is a penny stock issuer and ineligible, therefore, to rely on the safe harbor for forward-looking statements. See section 27A(b)(1)(C) of the Securities Act and section 21E(b)(1)(C) of the Exchange Act. To avoid confusion on the applicability of the Private Litigation Reform Act of 1995, delete in future filings the references to the Securities Act and the Exchange Act. Alternatively, explain that WHX is ineligible to rely on the acts' safe harbor provisions because it is a penny stock issuer.

Exhibit Index

4.   Refer to comment 44 in our November 14, 2007 letter. As requested previously, include in future filings an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Closing

File an amendment to the S-1 in response to the comments. To expedite our review, WHX may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If WHX thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since WHX and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If WHX requests acceleration of the registration statement's effectiveness, WHX should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve WHX from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- WHX may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that WHX provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Jenn Do, Staff Accountant, at (202) 3743 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or Lesli L. Sheppard, Special Counsel, at (202) 551-3708.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Steve Wolosky, Esq.
        Adam W. Finerman, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky LLP
        65 East 55th Street
        New York, NY 10022-1106

        Michael Reiner, Esq.
        Breslow & Walker LLP
        100 Jericho Quadrangle, Suite 230
        Jericho, NY 11753